ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, Pennsylvania 19034
July 16, 2009
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549

RE:	ReSearch Pharmaceutical Services, Inc. Preliminary Proxy Statement on Schedule 14A, filed July 8, 2009, File No. 000-52981
Dear Mr. Riedler:
          This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC”) in its letter transmitted to us on July 13, 2009 with respect to the Staff’s review of our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For the Staff’s convenience, we have repeated below in bold type the comment to which we are responding and have set forth our response immediately below the applicable comment.
          We have today filed with the SEC Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects the changes indicated in the response set forth below. In addition, we are providing by courier two copies of the marked Amended Proxy Statement for review by the Staff.
General Comment
1.	Please revise your proxy statement to provide a discussion of your plans to apply for listing on an exchange in the United States or, alternatively, disclose that you do not have plans to apply for listing on a United States exchange. Your discussion should include when you plan to apply or the status of any application that has already been filed.
          We have revised the introductory paragraphs of Proposals One and One-W of the Amended Proxy Statement to include additional disclosure clarifying that we currently intend to list our stock on a United States securities exchange, but have not yet submitted an application to such an exchange, and cannot predict with any accuracy when or if we will apply for a listing on a United States securities exchange. We have disclosed a number of factors, none of which we can control, that will influence if and when we apply for listing on a United States securities exchange. Those factors that we list include a United States securities exchange accepting our application, our ability to meet the criteria for listing on a United States securities exchange, the financial and operational performance of our company in the future, and the stability and performance of the securities markets in general, especially securities markets in the United States.

Jeffrey Reidler
Securities and Exchange Commission

July 16, 2009
          ReSearch Pharmaceutical Services, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. It further acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. ReSearch Pharmaceutical Services, Inc. also acknowledges that it may not assert Staff comments as a defense in any proceeding by the SEC or any person under the federal securities laws of the United States.
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          Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, Stephen Burdumy at (215) 988-2880 or Justin Brennan at (215) 988-2682, of Drinker Biddle & Reath LLP.

Sincerely yours,
/s/ Daniel M. Perlman
Daniel M. Perlman
Chief Executive Officer and Chairman of the Board of Directors

cc:	Jennifer Riegel, Securities and Exchange Commission, Division of Corporate Finance
Steven Bell, Executive Vice President of Finance and Chief Financial Officer
Scott Uebele, Director Financial Reporting and Compliance
Stephen Burdumy, Drinker Biddle & Reath LLP
Justin Brennan, Drinker Biddle & Reath LLP